EXHIBIT 99.3

OPC Energy Ltd.

Proforma Condensed Consolidated
Interim Financial Statements

At September 30, 2021

(Unaudited)

OPC Energy Ltd.
Proforma Consolidated Interim Financial Statements
At September 30, 2021
(Unaudited)

Somekh Chaikin KPMG Millennium Tower 17 Ha’arba’a St., POB 609, Tel-Aviv 6100601 03-6848000

Review Report of the Independent Auditors to the Shareholders of OPC Energy Ltd.

Introduction

We have reviewed the accompanying proforma financial information of OPC Energy Ltd. (hereinafter – “the Company”) and its subsidiaries, including the condensed consolidated interim proforma statements of income and comprehensive income for the nine-month and three‑month periods ended September 30, 2021. The Board of Directors and Management are responsible for the preparation and presentation of proforma financial information for these interim periods in accordance with Regulation 38B of the Securities Regulations (Periodic and Immediate Reports), 1970. Our responsibility is to express a conclusion on the proforma financial information for these interim periods based on our review.

Scope of the Review

We conducted our review in accordance with Review Standard (Israel) 2410 “Review of Financial Information for Interim Periods Performed by the Independent Auditor of the Entity” of the Institute of Certified Public Accountants in Israel. A review of financial information for interim periods consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the above‑mentioned proforma financial information is not complete, in all material respects, in accordance with the provisions of Regulation 38B of the Securities Regulations (Periodic and Immediate Reports), 1970 – this being on the basis of the proforma assumptions detailed in Note 3.

Sincerely,

Somekh Chaikin
Certified Public Accountants (Isr.)

November 25, 2021

Somekh Chaikin, an Israeli partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

OPC Energy Ltd.,
Proforma Consolidated Interim Statements of Income

	For the Nine Months Ended September 30						For the Year Ended December 31, 2020
	2021			2020			2020
		Adjustments			Adjustments			Adjustments
	Before	in respect of		Before	in respect of		Before	in respect of
	Proforma	Proforma	Proforma	Proforma	Proforma	Proforma	Proforma	Proforma	Proforma
	Event	Data	Data	Event	Data	Data	Event	Data	Data
	(Unaudited)			(Unaudited)			(Audited)
	In Millions of New Israeli Shekels

Revenues from sales and
provision of services	1,148	15	1,163	978	218	1,196	1,325	267	1,592
Cost of sales and provision of
services (net of depreciation
and amortization)	777	3	780	702	45	747	968	73	1,041
Depreciation and amortization	131	3	134	80	1	81	114	19	133

Gross profit	240	9	249	196	172	368	243	175	418

Administrative and general
expenses	142	7	149	38	40	78	52	46	98
Share in income (losses) of
associated companies	23	4	27	–	44	44	–	(6)	(6)
Transaction expenses in respect
of acquisition of the CPV
Group	2	(2)	–	**4	(4)	–	42	(42)	–
Business development expenses	4	*	4	**6	4	10	7	5	12
Other income (expenses), net	(40)	*	(40)	1	–	1	1	(63)	(62)

Operating income	75	8	83	149	176	325	143	97	240
Financing expenses	138	2	140	86	37	123	**132	89	221
Loss in respect of early repayment
of loans and debentures	244	-	244	-	-	-	**41	-	41
Financing income	19	6	25	3	*	3	1	*–	1
Financing expenses (income),
net	363	(4)	359	83	37	120	172	89	261
Income (loss) before taxes on
income	(288)	12	(276)	66	139	205	(29)	8	(21)

Taxes on income (tax benefit)	(72)	5	(67)	26	39	65	13	*–	13

Income (loss) for the period	(216)	7	(209)	40	100	140	(42)	8	(34)

Attributable to:
The Company’s owners	(169)	6	(163)	20	68	88	(57)	3	(54)
Holders of non-controlling
interests	(47)	1	(46)	20	32	52	15	5	20
Income (loss) for the period	(216)	7	(209)	40	100	140	(42)	8	(34)

Income (loss) per share
attributable to the
Company’s owners
Basic income (loss) per
share (in NIS)	(0.90)	0.04	(0.86)	0.14	0.48	0.62	(0.37)	0.07	(0.30)
Diluted income (loss) per
share (in NIS)	(0.90)	0.04	(0.86)	0.14	0.48	0.62	(0.37)	0.07	(0.30)

* Amount less than NIS 1 million.
** Reclassified

_______________________________	________________________	_________________________
Yair Caspi Chairman of the Board of Directors	Giora Almogy CEO	Tzahi Goshen CFO

Approval date of the financial statements: November 25, 2021

The accompanying notes to the proforma consolidated interim financial statements are an integral part thereof.

OPC Energy Ltd.,
Proforma Consolidated Interim Statements of Income

	For the Three Months Ended September 30
	2021			2020
		Adjustments			Adjustments
	Before	in respect of		Before	in respect of
	Proforma	Proforma	Proforma	Proforma	Proforma	Proforma
	Event	Data	Data	Event	Data	Data
	(Unaudited)			(Unaudited)
	In Millions of New Israeli Shekels

Revenues from sales and provision of services	430	–	430	401	173	574
Cost of sales and provision of services (net depreciation and amortization)	262	–	262	289	13	302
Depreciation and amortization	44	–	44	33	(1)	32

Gross profit	124	–	124	79	161	240

Administrative and general expenses	39	–	39	12	18	30
Share in income (losses) of associated companies	75	–	75	–	15	15
Transaction expenses in respect of acquisition of the CPV Group	–	–	–	**4	(4)	–
Business development expenses	2	–	2	**–	–	–
Other income (expenses), net	(1)	–	(1)	1	–	1

Operating income	157	–	157	64	162	226
Financing expenses	54	–	54	37	14	51
Loss in respect of early repayment of loans	244	–	244	-	-	-
Financing income	10	–	10	1	(1)	*
Financing expenses, net	288	–	288	36	15	51
Income (loss) before taxes on income	(131)	–	(131)	28	147	175

Taxes on income (tax benefit)	(25)	–	(25)	10	40	50

Income (loss) for the period	(106)	–	(106)	18	107	125

Attributable to:
The Company’s owners	(90)	–	(90)	10	75	85
Holders of non-controlling interests	(16)	–	(16)	8	32	40
Income (loss) for the period	(106)	–	(106)	(16)	107	125

Income (loss) per share attributable to the Company’s owners
Basic income (loss) per share (in NIS)	(0.48)	–	(0.48)	0.08	0.52	0.60
Diluted income (loss) per share (in NIS)	(0.48)	–	(0.48)	0.07	0.53	0.60

* Amount less than NIS 1 million.
** Reclassified
The accompanying notes to the proforma consolidated interim financial statements are an integral part thereof.

OPC Energy Ltd.
Proforma Consolidated Interim Statements of Comprehensive Income

	For the Nine Months Ended September 30						For the Year Ended December 31, 2020
	2021			2020			2020
		Adjustments			Adjustments			Adjustments
	Before	in respect of		Before	in respect of		Before	in respect of
	Proforma	Proforma	Proforma	Proforma	Proforma	Proforma	Proforma	Proforma	Proforma
	Event	Data	Data	Event	Data	Data	Event	Data	Data
	(Unaudited)			(Unaudited)			(Audited)
	In Millions of New Israeli Shekels

Income (loss) for the
period	(216)	7	(209)	40	100	140	(42)	8	(34)

Components of other
comprehensive income
(loss) that after their
initial recognition in
the statement of
comprehensive income
were or will be
transferred to the
statement of income
Effective portion of
change in the fair value
of cash-flow hedges	34	15	49	(52)	–	(52)	(156)	91	(65)
Net change in fair value
of derivative financial
instruments used for
hedging cash flows
recorded to the cost of
the hedged item	110	(103)	7	9	–	9	10	–	10
Net change in fair value
of derivative financial
instruments used to
hedge cash flows
transferred to the
statement of income	(8)	–	(8)	16	–	16	22	–	22
Foreign currency
translation differences in
respect of foreign
activities	26	(17)	9	–	(9)	(9)	–	(144)	(144)
Share of Group in other
comprehensive income
(loss) of equity-
accounted investee
companies	33	–	33	–	(61)	(61)	–	(20)	(20)
Taxes on income (tax
benefit) in respect of
items of other
comprehensive income
(loss)	(4)	–	(4)	*–	–	*–	5	42	47
Total other
comprehensive income
(loss) for the period, net
of tax	191	(105)	86	(27)	(70)	(97)	(119)	(31)	(150)
Total comprehensive
income (loss) for the
period	(25)	(98)	(123)	13	30	43	(161)	(23)	(184)

Attributable to:
The Company’s owners	4	(95)	(91)	(7)	21	14	(176)	10	(166)
Holders of
non‑controlling interests	(29)	(3)	(32)	20	9	29	15	(33)	(18)
Total comprehensive
income (loss) for the
period	(25)	(98)	(123)	13	30	43	(161)	(23)	(184)

* Represents amount less than NIS 1 million.

The accompanying notes to the proforma consolidated interim financial statements are an integral part thereof.

OPC Energy Ltd.
Proforma Consolidated Interim Statements of Comprehensive Income

	For the Three Months Ended September 30
	2021			2020
		Adjustments			Adjustments
	Before	in respect of		Before	in respect of
	Proforma	Proforma	Proforma	Proforma	Proforma	Proforma
	Event	Data	Data	Event	Data	Data
	(Unaudited)			(Unaudited)
	In Millions of New Israeli Shekels

Income (loss) for the period	(106)	–	(106)	18	107	125
Components of other comprehensive income (loss) that after their initial recognition in the statement of comprehensive income were or will be transferred to the statement of income

Effective portion of change in the fair value of cash-flow hedges	1	–	1	(6)	–	(6)
Net change in fair value of derivative financial instruments used for hedging cash flows recorded to the cost of the hedged item
	5	–	5	2	–	2
Net change in fair value of derivative financial instruments used to hedge cash flows transferred to the statement of income
	(4)	–	(4)	3	–	3
Foreign currency translation differences in respect of foreign activities	(17)	–	(17)	–	(15)	(15)
Share of Group in other comprehensive loss of equity-accounted investee companies
	10	–	10	–	19	19
Taxes on income in respect of items of other comprehensive	(1)	–	(1)	–	–	–
Total other comprehensive income (loss) for the period, net of tax	(6)	–	(6)	(1)	4	3

Total comprehensive income (loss) for the period	(112)	–	(112)	17	111	128

Attributable to:
The Company’s owners	(94)	–	(94)	9	78	87
Holders of non‑controlling interests	(18)	–	(18)	8	33	41
Total comprehensive income (loss) for the period	(112)	–	(112)	17	111	128

* Represents amount less than NIS 1 million.

The accompanying notes to the proforma consolidated interim financial statements are an integral part thereof.

OPC Energy Ltd.
Notes to the Proforma Consolidated Interim Financial Statements
At September 30, 2021

Note 1 –	General

A.
These proforma consolidated interim financial statements (hereinafter – “the Proforma Statements”) were prepared in accordance with the provisions of Regulation 38B of the Securities Regulations (Periodic and Immediate Reports), 1970, and they relate to acquisition of the control of the CPV Group (as detailed in Note 2 below).

B.
The Proforma Statements were prepared on the basis of the data of the Company and the financial data of the activities acquired as described in Note 2 below (hereinafter – “the Acquired Activities”) for the nine‑month and three‑month periods ended on September 30, 2021 and 2020 and for the year ended December 31, 2020.

C.
The Proforma Statements are intended to retroactively reflect the consolidated results of operations and the consolidated statements of comprehensive income for the nine‑month and three‑month periods ended on September 30, 2021 and 2020 and for the year ended December 31, 2020, under the assumption that the acquisition transaction was completed on January 1, 2018, based on the actual results of operations as received from the CPV Group (as defined in Note 2) and under the assumptions spelled out in Note 3.

D.
The Proforma Statements do not include proforma consolidated interim statements of cash flows and consolidated interim statements of changes in equity since there is no requirement to attach them and since they would not add significant information to the information presented in other parts of the Proforma Statements.

E.
The significant accounting principles applied in the Proforma Statements, subject to the main assumptions and adjustments included therein as described in Note 3 below, are consistent with those used in preparation of the Company’s consolidated interim financial statements as at September 30, 2021 and for the nine‑month and three‑month periods then ended (hereinafter – “the Interim Statements”), on which the Proforma Statements presented above are based. Therefore, these Proforma Statements must be read together with the Company’s consolidated financial statements for the relevant periods.

F.
The Proforma Statements, by their very nature, are based on assumptions, estimates and assessments, as detailed in Note 3 below, and accordingly the proforma data included in these Proforma Statements may not be viewed as if they necessarily reflect the results of the current and/or future operations of the Company after completion of the transaction for acquisition of the CPV Group. These Proforma Statements are intended to serve the users of the Company’s consolidated interim financial statements as proforma comparative data for future periods.

Note 2 –	The Proforma Event

In October 2020, an agreement was signed (hereinafter – “the Acquisition Agreement”) whereby the Company will acquire (indirectly) from entities in the Global Infrastructure Management LLC Group (hereinafter – “the Sellers”), 70% of the rights and holdings in the following entities: CPV Power Holdings LP (hereinafter – “CPVPH”); Competitive Power Ventures Inc. (hereinafter – “CPVI”); and CPV Renewable Energy Company Inc. (hereinafter – “CPVREC”) (CPVPH, CPVI and CPVREC will be referred to hereinafter together as – “the CPV Group”).

OPC Energy Ltd.
Notes to the Proforma Consolidated Interim Financial Statements
At September 30, 2021

Note 2 –	The Proforma Event (Cont.)

The CPV Group is engaged in the development, construction and management of power plants using renewable energy and conventional energy (power plants running on natural gas of the advanced‑generation combined‑cycle type) in the United States. The CPV Group holds rights, mainly through associated companies, in active power plants that it initiated and developed – both in the area of conventional energy and in the area of renewable energy. In addition, through an asset management group the CPV Group is engaged in provision of management services to power plants in the United States using a range of technologies and fuel types, by means of signing asset‑management agreements, usually for short/medium periods. The acquisition was made through a limited partnership. CPV Group LP (hereinafter – “the Buyer”) which is held indirectly at the rate of 70% by the Company (limited partner), at the rate of 30% by financial investors (limited partners).

For purposes of financing the acquisition, the Company raised capital on the Tel‑Aviv Stock Exchange Ltd. (hereinafter – “the Stock Exchange”) and by means of a private issuance in October 2020, in the amount of about NIS 1,077 million, and it also raised capital through sale of debentures (Series B) on the Stock Exchange in October 2020, in the amount of about NIS 250 million. The balance of the amount was financed from the Company’s own sources.

The completion date of the transaction, which was subject to preconditions and receipt of various regulatory approvals, took place on January 25, 2021.

On the Transaction Completion Date, in accordance with the mechanism for determination of the consideration as defined in the Acquisition Agreement, the Buyer paid the Sellers the amount of about $648 million ($ = U.S. dollar (hereinafter – “the Dollar”)) (which constitutes the acquisition price of about $630 million and certain adjustments to working capital, the cash balance and the debt balance), and the amount of about $5 million with respect to a deposit in the same amount remaining in the CPV Group. It is noted that in respect of an interest of 17.5% in the rights in Three Rivers, a project under construction (hereinafter – “the Project Under Construction”), a seller’s loan was provided to CPVH, in the amount of $95 million (hereinafter – “the Seller’s Loan”). The Seller’s Loan is for a period of up to two years from the closing date of the transaction, bears interest at the annual rate of 4.5%, which is to be paid on a quarterly basis, and is secured by a lien on shares of a holding company that owns the rights in the project under construction and rights in the framework of a management agreement for the project under construction. On February 3, 2021, sale of 7.5% of the rights in CPV Three Rivers LLC (hereinafter – “Three Rivers”) was completed, for a consideration of about $41 million (which served for repayment of part of the Seller’s Loan). As a result of the sale, the CPV Group did not realize and gain or loss. The Seller’s Loan continues to exist with respect to the amount of about $54 million (about NIS 181 million) in connection with the consideration relating to 10% of the rights in Three Rivers that is held by the CPV Group, pursuant to certain conditions and up to final repayment, which fell in October 2021. It is noted that the transaction costs for acquisition of the CPV Group amounted to a total of about NIS 44 million.

The Company partially hedged its exposure to changes in the cash flows from payments in dollars in connection with the acquisition agreement by means of forward transactions. The Company chose to designate the forward transactions as an accounting hedge. In addition, on the completion date of the transaction the Buyer provided guarantees in place of the guarantees provided by the Sellers prior to the completion date of the transaction in favor of third parties in connection with projects of the CPV Group that are in the development stage.

OPC Energy Ltd.
Notes to the Proforma Consolidated Interim Financial Statements
At September 30, 2021

Note 2 –	The Proforma Event (Cont.)

The CPV Group operates power plants in the conventional area, which are powered by natural gas (of the combined‑cycle type of the prior generation) and in the area of renewable energy. As at the approval date of the financial statements, the share of the CPV Group in the power plants powered by natural gas is about 1,290 megawatts out of 4,045 megawatts (5 power plants), and in wind energy the share of the CPV Group is about 152 megawatts (one power plant).

In addition, the CPV Group holds rights in power plants powered by natural gas and solar technology in the construction stages having capacities of 1,258 megawatts and 126 megawatts, respectively (the share of the CPV Group as at the approval date of the financial statements is about 126 megawatts and about 126 megawatts, respectively). In addition, the CPV Group has a list (backlog) of projects using various different technologies in development stages in the cumulative scope of between 7,092 and 7,492 megawatts.

Note 3 –	Main Assumptions that served as the Basis for Preparation of the Proforma Statements

A.
In the Proforma Statements, which include the proforma consolidated interim statements of income and the proforma consolidated interim statements of comprehensive income for each of the nine‑month and three‑month periods ended on September 30, 2021 and 2020 and the year ended December 31, 2020, adjustments and classifications were made regarding the manner of presentation of certain items in the financial data of Acquired Activities in order to conform the manner of their presentation to that of the Company, including to International Financial Reporting Standards (IFRS).

B.	Functional currency

The functional currency of the companies acquired is the Dollar, which is different than the Company’s functional currency, which is the shekel and for purposes of consolidation of the Proforma Statements the statements of the companies acquired were translated from the Dollar into shekels. The translation differences relating to the investment in the equity were included in the statement of comprehensive income and translation differences in respect of a loan the Company provided to the Buyer were recorded as exchange rate differences in the “financing expenses” category.

As a practical result, in the proforma consolidated interim statements of income for the nine‑month periods ended on September 30, 2021 and 2020, income from exchange rate differences was included, in the amount of about NIS 2 million and expenses from exchange rate differences was included, in the amount of about NIS 2 million, respectively, and for the year ended December 31, 2020 expenses from exchange rate differences were included, in the amount of about NIS 39 million. In the proforma consolidated interim statements of comprehensive income for the nine‑month periods ended on September 30, 2021 and September  30, 2020, positive translation differences were included in the amount of about NIS 9 million and negative translation differences were included in the amount of about NIS 9 million respectively, and for the year ended December 31, 2020, negative translation differences were included in the amount of about NIS 144 million.

OPC Energy Ltd.
Notes to the Proforma Consolidated Interim Financial Statements
At September 30, 2021

Note 3 –	Main Assumptions that served as the Basis for Preparation of the Proforma Statements (Cont.)

C.	Determination of the fair value of identified assets and liabilities in a temporary manner

The acquisition was accounted for in accordance with the provisions of IFRS 3 “Business Combinations”. Therefore, on the completion date of the transaction the Company included the assets of the CPV Group, net, in accordance with their fair values. The Company’s share in the acquisition consideration amounted to about $457 million. The excess cost created on the acquisition of the CPV Group amounted to about $20 million.

In the Proforma Statements, the excess cost was allocated partly to the property, plant and equipment of the associated companies and partly to goodwill. The excess cost allocated to the associated companies was amortized in the Proforma Statements over the balance of the useful life of the property, plant and equipment (33 years). Accordingly, in the proforma consolidated interim statement of income for the nine months ended September 30, 2020 and for the year ended December 31, 2020, expenses for amortization of excess cost were recorded in the category “Company’s share in income (losses) of affiliated companies”, in the amounts of about NIS 1 million and about NIS 2 million, respectively. For the nine months ended September 30, 2021, it was assumed that the fair‑value adjustments as presented in Note 6 to the consolidated interim financial statements as at September 30, 2021 are the same as the adjustments that would have been made if the acquisition had taken place on January 1, 2021.

As stated above, the Company partly hedged (accounting hedge) the exposure to changes in the cash flows due to payments in the Dollar in connection with the acquisition agreement by means of forward transactions. Costs deriving to the Company as a result of the said hedge in the Company’s statements for the nine months ended September 30, 2021 and for the year ended December 31, 2020, in the amounts of about NIS 15 million and about NIS 88 million, which were recorded in other comprehensive income, were eliminated in the proforma statements of comprehensive income.

D.	Transaction costs

It was assumed that acquisition costs, in the amounts of about NIS 2 million, about NIS 4 million and about NIS 42 million, which were included in the Company’s consolidated statements of income for the nine months ended September 30, 2021 and 2020, and for the year ended December 31, 2020, respectively, were recognized in the period immediately preceding completion of the transaction for purposes of the Proforma Statements, that is, January 1, 2018, and therefore they are not included in the operating expenses in proforma consolidated statements of income. The tax impacts were included as applicable.

OPC Energy Ltd.
Notes to the Proforma Consolidated Interim Financial Statements
At September 30, 2021

Note 3 –	Main Assumptions that served as the Basis for Preparation of the Proforma Statements (Cont.)

E.	Financing of the acquisition cost and recording of financing expenses in connection with the Acquired Activities

As stated above, the acquisition transaction was financed through raising of capital, in the amount of NIS 1,077 million, which took place in October 2020, and by means of selling debentures (Series B), in the amount of NIS 377 million, which took place in April and October 2020. Since the proforma event in statements of income is reflected as if the acquisition had been made on January 1, 2018, the Company’s results of activities as included in the proforma consolidated statement of income includes deemed interest expenses, in order to reflect therein the assumption as if sale of the said debentures was executed on January 1, 2018. Therefore, the Company included deemed interest expenses in each of the consolidated proforma statements of income for the nine months ended September 30, 2020 and for the year ended December 31, 2020, in the amount of about NIS 8 million, pursuant to the interest rate on the debentures (Series B). The tax impacts were included accordingly.

F.	Seller’s loan

On the completion date of the transaction, the former shareholders of the CPV Group invested about $67 million in the CPV Group (about $13 million in equity and about $54 million in a seller’s loan), where the amount of about $67 million out of this amount was used for repayment of a loan from a financial institution that was received in 2017 and that bore interest at the rate of 12.5%. The Seller’s loan bears interest at the annual rate of 4.5%. In the proforma consolidated statements of income, it was assumed that these transactions were executed on January 1, 2018 and, therefore, an adjustment was made of the financing costs for the refinancing and, accordingly, the financing expenses in the proforma consolidated statements of income for the nine months ended September 30, 2021 and 2020 and for the year ended December 31, 2020 were reduced by about NIS 1 million, about NIS 13 million and about NIS 17 million, respectively, in order to reflect the difference between the interest rate of about 12.5% and the interest rate of 4.5%. In addition, in the proforma consolidated statements as at September 30, 2021, the financing income in connection with early repayment of the mezzanine loan, in the amount of about NIS 15 million, was eliminated. The tax impacts were included accordingly.

G.	Taxes on income

Part of the Acquired Activities was executed through partnerships that are not taxed at the partnership level but, rather, at the level of the partners and, therefore, no tax expenses were included in the financial statements of these entities. In the Proforma Statements, the tax impacts of the Acquired Activities that are taxed as partnerships for purposes of U.S. federal taxes was included, as they are reflected at the level of the CPV Group, this being on the basis of the tax rate of the CPV Group that applied in the proforma period (about 26% in all the proforma periods – Federal tax of 21% and state tax at an average rate of 5%). As a practical result, in the proforma statement of income for the nine months ended on September 30, 2021 and 2020, and for the year ended December 31, 2020, the Company recorded additional tax expenses, in the amounts of about NIS 5 million, NIS 32 million and about NIS 12 million, respectively.

OPC Energy Ltd.
Notes to the Proforma Consolidated Interim Financial Statements
At September 30, 2021

Note 3 –	Main Assumptions that served as the Basis for Preparation of the Proforma Statements (Cont.)

H.	Revenues and expenses that does not reflect continuation of the activities in the future

Expenses deriving from distribution of bonuses to employees, in the amount of about $6 million (about NIS 21 million), which were paid to employees of the CPV Group in connection with completion of the transaction, which were included in the “administrative and general” category in the financial statements of the CPV Group for the nine months ended September 30, 2021, were eliminated in the proforma statement of income in accordance with the assumption, as stated, that the completion date of the transaction for purposes of the proforma statements is January 1, 2018.

The revenues from sale of associated companies that were included in the statements of the CPV Group in the “other income” category in 2020, in the amount of about $7 million (about NIS 25 million), were eliminated in the proforma statements of income since they do not reflect the Company’s business plan of selling associated companies upon their increase in value but, rather, the intention to continue to hold and operate these companies.

I.	Non-controlling interests

In each of the years presented in the proforma statement of income, the share of the holders of non‑controlling interests in the income (loss) was included that derives from the impact of the data relating to the Acquired Activities that was used in preparation of the proforma financial statements and the proforma adjustments that were included in the proforma consolidated statement of comprehensive income.

OPC Energy Ltd.
Notes to the Proforma Consolidated Interim Financial Statements
At September 30, 2021
Note 4 –	Associated Companies

Condensed financial information regarding the results of operations for the nine-month periods ended September 30, 2021 and 2020:

						Company’s	Company’s
					Total	share	share
				Other	comprehensive	in	in the
	Rate of		Income	comprehensive	income	income	comprehensive
	holdings	Revenues	(loss)	income	(loss)	(loss)	income (loss)
	(Unaudited)
	In millions of New Israeli Shekels

For the nine months ended September 30, 2021
CPV Shore Holdings LLC	37.53%	503	118	16	134	44	51
CPV Maryland LLC	25.00%	386	(13)	89	76	(3)	19
CPV Valley Holdings LLC	50.00%	278	(207)	8	(199)	(103)	(99)
CPV Towantic LLC	26.00%	709	125	22	147	32	38
CPV Fairview LLC	25.00%	649	149	22	171	37	43
CPV Three Rivers LLC	10.00%	1	(24)	48	24	(3)	2
Total share of the
Company in the income						4
Adjustments						23
Total share of the
Company in the income
of associated companies
in the consolidated
statements						27

						Company’s	Company’s
				Other	Total	share	share in the
				comprehensive	comprehensive	in	comprehensive
	Rate of		Income	income	income	income	income
	holdings	Revenues	(loss)	(loss)	(loss)	(loss)	(loss)
	(Unaudited)
	In millions of New Israeli Shekels

For the nine months ended September 30, 2020
CPV Shore Holdings LLC	37.53%	405	16	(29)	(13)	6	(5)
CPV Maryland LLC	25.00%	356	(29)	24	(5)	(7)	(1)
CPV Valley Holdings LLC	50.00%	393	(49)	(25)	(74)	(24)	(37)
CPV Towantic LLC	26.00%	573	121	(82)	39	31	10
CPV Fairview LLC	25.00%	472	(4)	(57)	(61)	(1)	(15)
CPV Keenan LLC	*100.00%	76	(6)	(7)	(13)	41	35
Total share of the
Company in the income						46
Adjustments						(2)
Total share of the
Company in the income
of associated companies
in the consolidated
statements						44

* Of Class B rights.

OPC Energy Ltd.
Notes to the Proforma Consolidated Interim Financial Statements
At September 30, 2021

Note 4 –	Associated Companies (Cont.)

Condensed financial information regarding the results of operations for the three-month periods ended September 30, 2021 and 2020:

						Company’s	Company’s
					Total	share	share
				Other	comprehensive	in	in the
	Rate of		Income	comprehensive	income	income	comprehensive
	holdings	Revenues	(loss)	income	(loss)	(loss)	income (loss)
	(Unaudited)
	In millions of New Israeli Shekels

For the three months ended
September 30, 2021
CPV Shore Holdings LLC	37.53%	253	93	–	93	35	36
CPV Maryland LLC	25.00%	176	22	53	75	6	19
CPV Valley Holdings LLC	50.00%	127	(39)	(1)	(40)	(19)	(20)
CPV Towantic LLC	26.00%	217	32	1	33	8	8
CPV Fairview LLC	25.00%	355	165	1	166	41	42
CPV Three Rivers LLC	10.00%	–	(8)	3	(5)	(1)	(1)
Total share of the
Company in the income						70
Adjustments						5
Total share of the
Company in income of
associated companies in
the consolidated
statements						75

					Company’s	Company’s
			Other	Total	share	share in the
			comprehensive	comprehensive	in	comprehensive
Rate of		Income	income	income	income	income
holdings	Revenues	(loss)	(loss)	(loss)	(loss)	(loss)
	(Unaudited)
	In millions of New Israeli Shekels

For the three months ended
September 30, 2020
CPV Shore Holdings LLC	37.53%	202	24	5	29	9	11
CPV Maryland LLC	25.00%	114	(18)	39	21	(4)	5
CPV Valley Holdings LLC	50.00%	136	(26)	7	(19)	(13)	(9)
CPV Towantic LLC	26.00%	197	39	7	46	10	12
CPV Fairview LLC	25.00%	243	30	6	36	7	9
CPV Keenan LLC	*100.00%	19	(7)	3	(4)	7	8
Total share of the
Company in the income						16
Adjustments						(1)
Total share of the
Company in the income
of associated companies
in the consolidated
statements						15

* Of Class B rights.

PC Energy Ltd.
Notes to the Proforma Consolidated Interim Financial Statements
At September 30, 2021

Note 4 –	Associated Companies (Cont.)

Condensed financial information regarding the results of operations for the year ended December 31, 2020:

						Company’s	Company’s
				Other	Total	share	share in the
				comprehensive	comprehensive	in	comprehensive
	Rate of		Income	income	income	income	income
	holdings	Revenues	(loss)	(loss)	(loss)	(loss)	(loss)
	(Audited)
	In millions of New Israeli Shekels

For the year ended
December 31, 2020
CPV Shore Holdings LLC	37.53%	500	5	(20)	(15)	2	(6)
CPV Maryland LLC	25.00%	453	(43)	13	(30)	(11)	(8)
CPV Valley Holdings LLC	50.00%	449	(129)	(18)	(147)	(65)	(73)
CPV Towantic LLC	26.00%	725	142	(71)	71	37	18
CPV Fairview LLC	25.00%	533	(27)	(47)	(74)	(7)	(19)
CPV Keenan LLC	*100.00%	103	(7)	(4)	(11)	41	37
CPV Three Rivers LLC	10.00%	–	(5)	1	(4)	(1)	(1)
Total share of the
Company in the loss						(4)
Adjustments						(2)
Total share of the
Company in losses of
associated companies in
the consolidated
statements						(6)

* Of Class B rights.